1500 Broadway, 31st Floor

New York, NY 10036

January 17, 2014

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bonds.com Group, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed March 27, 2013 File No. 0-51076

Dear Mr. Telewicz:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated December 3, 2013, related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed with the SEC by Bonds.com Group, Inc, a Delaware corporation (the “Company”) on March 27, 2013. For the Staff’s convenience, we have repeated below in italics the Staff’s comments and have set forth our response immediately below the applicable comment.

Form 10-K for the fiscal year ended December 31, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 42

1.     We note your response to our prior comment. Please clarify for us whether your financial statements for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 were revised to adopt the accounting treatment for your Series D convertible preferred shares previously objected to by your predecessor auditor. In your response, tell us whether your predecessor auditor agreed to the restatement.

Revised Financial Statements

On October 2, 2012, the Company filed revised financial statements for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011 to revise the accounting for our Series D convertible preferred shares. Additionally, the Company’s Form 10-K for 2011, filed May 21, 2012, included a footnote describing the changes to the March 31, 2011, June 30, 2011 and September 30, 2011 financial statements that were made in the subsequently filed amended Form 10-Qs. To clarify our previous response, the accounting for the Series D convertible preferred shares was revised for the change in valuation methods, and the resulting change in valuation, of the underlying common stock and the related warrants. Additionally, we noted that we had incorrectly applied the literature in recording the value of the beneficial conversion feature (“BCF”) of the Series D convertible preferred stock. There was no change in the accounting method used, and both the Series D and Series E convertible preferred shares were accounted for using the same method. Our predecessor auditors did not object to this matter.

1500 Broadway, 31st Floor

New York, NY 10036

2.     Please provide us with a summary of the significant terms of your Series D and Series E convertible preferred shares. In addition please provide us with a more detailed analysis of the accounting treatment adopted by the company for the Series D and Series E instruments. In your response explain to us in detail how you determined the accounting treatment previously adopted for the Series D preferred shares was incorrect and how your revised treatment is appropriate. Cite all relevant accounting literature in your response.

As noted above, we did not determine that the prior accounting treatment (methodology) was incorrect, and as such, no revision regarding the methodology was made. As a result of the changes in value, there was no BCF recognized and no action to be taken with correcting the error in application of the literature regarding the BCF. Below are the significant terms of both our Series D and Series E Preferred Stock issuances as provided for in their respective Certificate of Designation filings (links to filings embedded below), as follows:

Series D and D-1 Certificate of Designation http://www.sec.gov/Archives/edgar/data/1179090/000138713111000187/exhibit-3_2.htm

Series E, E-1 and E-2 Certificate of Designation http://www.sec.gov/Archives/edgar/data/1179090/000138713111002765/ex-3_2.htm

Significant Terms of our Series D preferred shares

Series D and D-1 convertible preferred stock of the company were issued as “Units”, consisting of 100 shares of convertible preferred stock, par value $0.0001 per share and warrants exercisable for 1,428,571,429 shares of common stock of the Company, par value $0.0001 per share, at an exercise price of $0.07 per share.

Series D convertible preferred stock units were sold to New Investors as well as issued in exchange for previously issued Series B convertible stock units. The exchange of Series B units was performed in order to provide the Series B holders with the same investment terms as those afforded to Series D units.

Series D-1 convertible preferred stock units were issued in exchange for Series B-1 units that were issued with substantially similar economic terms.

1500 Broadway, 31st Floor

New York, NY 10036

Terms as follows:

•       Rank and Dividends

•      Rank: The Series D Preferred and Series D-1 Preferred shall, with respect to dividends and distributions upon liquidation, winding-up and dissolution of the Corporation, rank (i) pari passu with each other, (ii) senior to the common stock, par value $0.0001 per share, of the Corporation, the Series A Participating Preferred Stock, par value $0.0001 per share, of the Corporation, the Series B Convertible Preferred Stock, par value $0.0001 per share, of the Corporation, the Series B-1 Convertible Preferred Stock, par value $0.0001 per share, of the Corporation, and the Series C Preferred Stock, par value $0.0001 per share, of the Corporation, and (iii) junior to any class or series of capital stock that expressly ranks senior to the Series D Preferred and Series D-1 Preferred as to dividends or distributions upon liquidation, winding-up and dissolution of the Corporation that is approved by holders of Series D Preferred and Series D-1 Preferred.

•      Dividends: Dividends at the rate per annum of 8% of the Stated Value, compounded annually, shall accrue on each share of Series D Preferred and Series D-1 Preferred (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) (the “Accruing Dividends,”) Accruing Dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative. Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. No dividend or other distribution shall be paid, declared or set aside for payment on any share of Common Stock or any series of Preferred Stock expressly made junior to the Series D Preferred and Series D-1 Preferred unless all Accruing Dividends with respect to each outstanding share of the Series D Preferred and Series D-1 Preferred have been or are simultaneously declared and paid in cash.

•      Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any series of Preferred Stock, the holders of Series D Preferred and Series D-1 Preferred shall be entitled to receive by reason of their ownership thereof, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or the holders of any series of Preferred Stock expressly made junior to the Series D Preferred and Series D-1 Preferred, an amount per share equal to the greater of (i) 120% of the sum of (x) the Stated Value of such share plus (y) the Accruing Dividends relating thereto, and (ii) the amount which such holder would otherwise have received in respect of such share had all holders of Series D Preferred and Series D-1 Preferred converted their shares of Series D Preferred and Series D-1 Preferred into shares of Common Stock at the then applicable Optional Conversion Price.

•      Voting Rights

•      Series D Preferred: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation, each holder of outstanding shares of Series D Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series D Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter.

•      Series D-1 Preferred: The Series D-1 Preferred shall not have the right to vote with respect to any matters. The number of authorized shares of Preferred Stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

1500 Broadway, 31st Floor

New York, NY 10036

•        Optional Conversion

•      Series D Preferred Right to Convert: Each share of Series D Preferred, and all Accruing Dividends thereon that remain unpaid, shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value applicable to such shares of Series D Preferred and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion. The “Optional Conversion Price” shall initially be $0.07.

•      Series D-1 Preferred Right to Convert: Each share of Series D-1 Preferred and all Accruing Dividends thereon that remain unpaid shall be convertible, at the option of the holder thereof (but subject to the provision below), without payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value applicable to such shares of Series D-1 Preferred and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion; provided, that such conversion may only occur under the following circumstances (i) as part of (A) a widespread public offering or (B) a private offering where no single purchaser (together with its affiliates) acquires more than 2% of the total voting shares of the Corporation outstanding after giving effect to the offering, (ii) as part of a sale to an underwriter for the purpose of underwriting a widely distributed public or private offering set forth in clause (i), (iii) in connection with one or more open market transactions effected on a stock exchange, electronic communication network or similar execution system, or in the over-the-counter market (which may include a sale to one or more broker-dealers acting as market makers or otherwise intending to resell the voting equity sold to them in accordance with their normal business practices), (iv) in a sale to an acquirer which has acquired control of a majority of the total voting equity, or (v) with the written approval of the U.S. Board of Governors of the Federal Reserve System or its staff.

•      Adjustment of Optional Conversion Price Upon Issuance of Additional Shares of Common Stock – Downround Protection: In the event the Corporation shall issue, at any time after the Series D Original Issue Date until the date that is eighteen months after the Series D Original Issue Date (the “Anti-Dilution Period”), Additional Shares of Common Stock, without consideration or for a consideration per share less than the Optional Conversion Price in effect immediately prior to such issue, then the Optional Conversion Price shall be reduced, concurrently with such issue, to a price calculated to the nearest one-hundredth of a cent.

1500 Broadway, 31st Floor

New York, NY 10036

•      Conversion Limitation: Notwithstanding anything to the contrary, neither the Series D Preferred nor Series D-1 Preferred shall be convertible, at the option of the holder into shares of Common Stock unless and until the Corporation adopts and files with the Secretary of State of the State of Delaware a Certificate of Amendment to the Company’s Certificate of Incorporation that increases the authorized Common Stock to at least 1,000,000,000 shares (the “Charter Amendment”) and the Charter Amendment becomes effective under the DGCL.

Significant Terms of our Series E preferred shares

Series E and E-1 convertible preferred stock of the company were issued within “Units”, consisting of 100 shares of convertible preferred stock, par value $0.0001 per share and warrants exercisable for 1,428,571.429 shares of common stock of the Company, par value $0.0001 per share, at an exercise price of $0.07 per share.

Series E and E-1 convertible preferred stock units were issued in exchange for previously issued Series D and D-1 convertible stock units. The exchange of Series D and D-1 units were performed in order to provide the Series D and D-1 holders with the same investment terms as those afforded to Series E-2 units.

Terms as follows:

•       Rank and Dividends

•      Rank: The Series E Preferred, Series E-1 Preferred, and Series E-2 Preferred shall, with respect to dividends and distributions upon liquidation, winding-up and dissolution of the Corporation, rank (i) pari passu with each other and with any other class or series of capital stock that is expressly pari passu to the Series E Preferred, Series E-1 Preferred, and Series E-2 Preferred as to dividends or distributions upon liquidation, winding-up and dissolution of the Corporation that is created in accordance with Section 4(d); provided, however, that the Series E-2 Preferred shall be senior to the Series E Preferred and Series E-1 Preferred under certain circumstances, and under the circumstances described in, Section 3(a)(iii), (ii) senior to the common stock, par value $0.0001 per share, of the Corporation, the Series A Participating Preferred Stock, par value $0.0001 per share, of the Corporation, the Series B Convertible Preferred Stock, par value $0.0001 per share, of the Corporation, the Series B-1 Convertible Preferred Stock, par value $0.0001 per share, of the Corporation, the Series C Preferred Stock, par value $0.0001 per share, of the Corporation, the Series D Convertible Preferred Stock, par value $0.0001 per share, of the Corporation, and the Series D-1 Convertible Preferred Stock, and (iii) junior to any class or series of capital stock that expressly ranks senior to the Series E Preferred, Series E-1 Preferred, and Series E-2 Preferred as to dividends or distributions upon liquidation, winding-up and dissolution of the Corporation approved by holders of Series E Preferred, E-1 Preferred and Series E-2 Preferred.

•      Dividends: Dividends at the rate per annum of 8% of the Stated Value, compounded annually, shall accrue on each share of Series E Preferred, Series E-1 Preferred, and Series E-2 Preferred (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative. Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends.

1500 Broadway, 31st Floor

New York, NY 10036

•      Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any series of Preferred Stock, the holders of Series E Preferred, Series E-1 Preferred and Series E-2 Preferred shall be entitled to receive by reason of their ownership thereof, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or the holders of any series of Preferred Stock expressly made junior to the Series E Preferred, Series E-1 Preferred and Series E-2 Preferred, an amount per share equal to the sum of (A) the Stated Value of such share multiplied by two (2) plus (B) the Accruing Dividends relating thereto.

•       Voting Rights

•      Series E Preferred: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series E Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series E Preferred are convertible as of the record date for determining stockholders entitled to vote on such matter.

•       Series E-1 Preferred: The Series E-1 Preferred shall not have the right to vote with respect to any matters.

•         Optional Conversion

•      Series E Preferred Right to Convert: Each share of Series E Preferred, and all Accruing Dividends thereon that remain unpaid, shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value applicable to such shares of Series D Preferred and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion.

 •     Series E-1 Preferred Right to Convert: Each share of Series E-1 Preferred and all Accruing Dividends thereon that remain unpaid shall be convertible, at the option of the holder thereof (but subject to the provision below), without payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value applicable to such shares of Series D-1 Preferred and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion; provided, that such conversion may only occur under the following circumstances (i) as part of (A) a widespread public offering or (B) a private offering where no single purchaser (together with its affiliates) acquires more than 2% of the total voting shares of the Corporation outstanding after giving effect to the offering, (ii) as part of a sale to an underwriter for the purpose of underwriting a widely distributed public or private offering set forth in clause (i), (iii) in connection with one or more open market transactions effected on a stock exchange, electronic communication network or similar execution system, or in the over-the-counter market (which may include a sale to one or more broker-dealers acting as market makers or otherwise intending to resell the voting equity sold to them in accordance with their normal business practices), (iv) in a sale to an acquirer which has acquired control of a majority of the total voting equity, or (v) with the written approval of the U.S. Board of Governors of the Federal Reserve System or its staff.

1500 Broadway, 31st Floor

New York, NY 10036

 •     Adjustment of Optional Conversion Price Upon Issuance of Additional Shares of Common Stock – Downround Protection: In the event the Corporation shall issue, at any time after the Series E Original Issue Date until the date that is eighteen months after the Series E Original Issue Date (the “Anti-Dilution Period”), Additional Shares of Common Stock, without consideration or for a consideration per share less than the Optional Conversion Price in effect immediately prior to such issue, then the Optional Conversion Price shall be reduced, concurrently with such issue, to a price calculated to the nearest one-hundredth of a cent.

Detailed Analysis of the Accounting Treatment for Series D Instruments

During the six month period ending June 30, 2011, the Company issued its Series D Convertible Preferred Stock (“Series D Stock”) and accompanying Common Stock Warrants (“Warrants”).  The initial accounting treatment adopted by the company for its Series D instruments was done in accordance with the provisions of ASC 815-40-15 (Contracts in Entity’s Own Equity Topic), Due to the underlying price protection features in the Warrants, they were recognized as derivative liabilities with an offset to additional paid in capital.

To allocate the proceeds received between the Series D Stock and the Warrants, the Company valued the Warrants at fair value using the Black-Scholes option pricing methodology.  Thereafter, the Company allocated the proceeds between the Series D Stock and the Warrants.

The Company then performed an analysis to determine if there was a beneficial conversion feature (‘BCF”) in the conversion option of the Series D Stock.  In accordance with ASR 268, Issue 00-27, Para 18-22, the Company determined there was a BCF in the Series D Stock.  The Company then recorded the total value of the BCF as a preferred dividend with a credit to additional paid capital as the Series D Stock was immediately convertible.

Subsequent to the Series D issuance the Warrants were valued at the end of each reporting period using the Black-Scholes option pricing method with the gain or loss in the change in fair value being recorded as an unrealized gain or loss on derivative financial instruments.

In addition, the Company performed a Black-Scholes option pricing model calculation on the Series D at the end of each reporting period and recorded the change in fair value as a preferred dividend with an offset to an unrealized gain or loss on investment securities.

1500 Broadway, 31st Floor

New York, NY 10036

Series D Stock was also issued in exchange for previously issued Series B Convertible Preferred Stock (Series B Stock”).  The exchanges were performed in order to provide the Series B Stock with the same investment terms as those afforded to Series D Stock.  At the time, these exchanges gave the Series D Stock the ability to convert into approximately 22,768,000 and approximately 12,649,000 additional shares of the Company’s Common Stock.  This incremental benefit was also recorded as a preferred dividend on the exchange date.

After revising the valuation method of our common stock and adopting a lattice model for determining the value of our Warrants, the resulting changes in the accounting for the Series D Convertible Stock were changes to the allocation of the proceeds to each security, by first allocating the proceeds to the Warrants based on their fair value, and then allocating the remaining residual proceeds to the Series D Stock as an equity instrument. After this the Compnay determined that there was no BCF.

Detailed Analysis of the Accounting Treatment for Series E Instruments

On December 5, 2011, the Company exchanged the outstanding Series D Stock (Series D and Series D-1) for certain of its Series E Convertible Preferred Stock (“Series E Stock”) (Series E and Series E-1), thus eliminating any issued and outstanding Series D Stock.  The exchanges were performed in order to provide the Series D Stock with the same investment terms as those afforded to Series E Stock.

As originally employed for the Series D instruments, the accounting treatment adopted by the Company for its Series E instruments incorporated the provisions of ASC 815-40-15 (Contracts in Entity’s Own Equity Topic).   Accordingly, the Warrants contained an embedded price protection provision and were recognized as derivative liabilities with an offset to additional paid in capital.

To allocate the proceeds received between the Series E Stock and the Warrants, the Company valued the Warrants at fair value using a Lattice Model, as has been noted by the SEC that the Black-Scholes method (which had been previously utilized) does not incorporate the weighting of probability in to the model.  Thereafter, the Company allocated the proceeds to each security by first allocating the proceeds to the Warrants based on their fair value, and then allocating the remaining residual proceeds to the Series E Stock as an equity instrument.

Subsequent to the issuance the Warrants were valued at the end of each reporting period using the Lattice Model option pricing method with the gain or loss in the change in fair value being recorded as an unrealized gain or loss on derivative financial instruments.

Reasons supporting appropriateness of revised accounting treatment.

The accounting treatment adopted by the company for both Series D and Series E instruments was done in accordance with the provisions of ASC 815-40-15.  While accounting for the Series E instruments, the Company understood that the fair value of the Warrants should be determined utilizing a Lattice Model, as has been noted by the SEC, as the Black-Scholes model (as originally used) does not incorporate the weighting of probability in to the model.  Utilizing the Lattice Model instead of the Black-Scholes Model, resulted in variances in value and which effected the subsequent allocation of the proceeds to the respective Series D and E Stock and Warrants and the BCF calculations.

1500 Broadway, 31st Floor

New York, NY 10036

As noted in our reply to Comment 1 above, we previously applied the guidance regarding the recording of a BCF incorrectly. Although in accordance with ASR 268, Issue 00-27, Para 18-22, the Company determined there was a BCF in the Series D Stock, the Company should not have recorded the total intrinsic value calculated for the BCF as a preferred dividend with a credit to additional paid capital.  The amount recorded should have been limited since under ASC 470-20-30-8 if the intrinsic value of the BCF is higher than the proceeds allocated to the convertible instrument the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.  In addition a BCF is not considered a financial instrument which should be mark to market each reporting period, which was the previous method of accounting.  Since after the change in valuation there was no BCF, there was, in effect, no correction of an error to be made.

Finally, while accounting for the Series D Stock exchange for previously issued Series B Stock, the incremental benefit provided to Series B Stock (the ability to convert into approximately 22,768,000 and approximately 12,649,000 additional shares of the Company’s Common Stock), should not have been accounted for as a preferred dividend upon exchange.  As certain of the Series D Stock units (D-1 units) ability to convert to common was subject to certain conditions and time restrictions the incremental benefit should not have been recorded.

Additionally, the Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Kindly confirm that the foregoing adequately responds to the Staff’s comments, or alternatively, that Staff has no further inquiry at this time. Please contact me directly at (212) 257-4062 if you have further questions regarding our response to this matter.

 Sincerely,

 John Ryan

 Chief Financial Officer